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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8- ~~200~~ 24626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Security Research Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 East Sir Francis Drake Blvd., Wood Island #3F
(No. and Street)

Larkspur, California 94939
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Swift (415) 925-0346
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. Wm. Krueger, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

591 Redwood Highway, Suite 5295, Mill Valley, California 94941
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Swift, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Research Assocaites, Inc., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARY ELSIK RYAN
Commission # 1824898
Notary Public - California
Marin County
My Comm. Expires Dec 24, 2012

Signature

CEO

Title

Mary Elsik Ryan

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITY RESEARCH ASSOCIATES, INC.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

YEAR ENDED JUNE 30, 2009

K. H. Wm. KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 25, 2009

Board of Directors
Security Research Associates, Inc.
Larkspur, California

REPORT OF INDEPENDENT AUDITOR

I have audited the balance sheet of Security Research Associates, Inc., as of June 30, 2009 and related statements of operations, changes in shareholders' equity and cash flow for year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Management of Security Research Associates, Inc. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Research Associates, Inc. as of June 30, 2009 and the results of its operations, changes in shareholders equity, and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

CASH		$ 64 832
DEPOSIT - WEDBUSH MORGAN SECURITIES		100 000
RECEIVABLE FROM BROKER DEALER		295 153
MARKETABLE SECURITIES AT MARKET		321 351
SECURITIES NOT READILY MARKETABLE - AT COST		2 736
PREPAID EXPENSES AND OTHER ASSETS		54 706
FURNITURE & EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $56,311		-
		$838 778

LIABILITIES AND SHAREHOLDERS' EQUITY

SALARIES AND COMMISSIONS		$ 47 167
ACCRUED EXPENSES		21 170
PAYABLE TO BROKER DEALER – MARGIN LOAN		295 351
INCOME TAXES		10 646
TOTAL LIABILITIES		374 334
SHAREHOLDER'S EQUITY:		
Common stock – no par value: stated value $10.00		
Authorized 20,000 shares		
Issued and outstanding 15,000 shares	$150 000	
Paid in capital	134 175	
Retained earnings	180 269	464 444
		$838 778

See notes to financial statements.

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2009

REVENUES:		
Investment banking fees		$ 557 824
Commissions		596 199
Trading profits		51 111
Investment income		20 736
		1 225 870
EXPENSES:		
Commissions and employee compensation & benefits	$ 644 639	
Trading charges	107 284	
Operating expenses	341 239	
Rent	87 998	
		1 181 160
INCOME BEFORE INCOME TAXES		44 710
INCOME TAXES ($6,000 deferred)		11 900
NET INCOME		$ 38 810

See notes to financial statements.

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2009

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholders' Equity
BALANCE AT JUNE 30, 2008	$150 000	$134 175	$141 459	$425 634
NET INCOME			38 810	38 810
BALANCE AT JUNE 30, 2009	$150 000	$134 175	$180 269	$464 444

See notes to financial statements.

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2009

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income from operations		$ 38 810
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Receivables from broker dealer		65 896
Marketable securities		40 452
Securities not readily marketable		-
Prepaid expenses and other assets		(14)
Salaries and commissions		(17 360)
Accrued expenses		(20 550)
Income taxes		(4 088)
Payable broker dealer - margin loan		(60 452)
NET CASH PROVIDED BY OPERATING ACTIVITIES		42 694
CASH FLOWS FROM INVESTMENT ACTIVITIES:		
Shareholder advances	$ (3 913)	
CASH USED BY INVESTMENT ACTIVITIES		(3 913)
CASH FLOW FROM FINANCING ACTIVITIES:		
Proceeds from short term bank loans	122 152	
Repayment of short term bank loans	122 152	
CASH PROVIDED BY FINANCING ACTIVITIES		-
NET INCREASE IN CASH		38 781
CASH AND CASH EQUIVALENTS, beginning of year		26 051
CASH AND CASH EQUIVALENTS, end of year		$ 64 832
INCOME TAXES PAID		$ 5 900
INTEREST PAID		$ 1 532

See notes to financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Security Research Associates, Inc. (The Company) is a licensed securities broker-dealer engaged in investment banking and the sale and trading of marketable securities, primarily in Northern California.

Security Transactions and Commissions

In accordance with industry practice, securities transactions and related commission revenues and expense are recorded on a settlement due basis.

The Company has entered into a contract with Wedbush Morgan Securities who has agreed to act as originating broker on a fully disclosed basis for all of the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of customer securities transactions.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis.

Marketable securities are valued at fair value which is based on quoted market price at June 30, 2009. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market is included in trading income.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and Equipment

Furniture and fixtures are stated at cost. Depreciation is computed by an accelerated basis over estimated useful lives of three to seven years. New acquisitions are expensed to the extent allowable for Federal income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Deferred taxes payable or refundable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred liabilities or assets between years.

Fair Value Measurement

The Company has adopted Financial Accounting Standards No. 157 "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Non financial assets are stated as costs which approximate fair market value.

The FASB has issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. SFAS No. 159 is effective for the Company beginning January 1, 2008. The Company has elected not to report any financial assets or liabilities at fair value under SFAS No. 159 on June 30, 2009.

NOTE B - DEPOSIT

The Company has deposited $100,000 with Wedbush Morgan Securities as security for its transactions with Wedbush. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - LEASE

The Company leases its offices and certain equipment under non-cancelable operating leases expiring in 2012 Minimum rental payments for the next three years are as follows:

2010	$103,000
2011	$107,000
2012	$111,000

NOTE D - LINE OF CREDIT

The Company has a $100,000 line of credit with its bank expiring in 2011. Any advances will bear interest at 3.25 % over the bank's reference rate which is currently 3.50%.

NOTE E - PENSION PLAN

The Company has established a 401(k) pension plan that covers all full time employees with over one year of service. The Company is required to make a safe harbor 3% contribution to the plan which amounted to $2,805.

NOTE F - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and commissions receivables. The Company places their temporary cash investments with financial institutions and diversified mutual funds, thereby limiting the amount of credit exposure to any one financial institution. Concentrations of credit with respect to commissions receivables are limited due to the fact that most receivables are not payable to registered representatives until collected. As of June 30, 2009, the Company's only significant concentration of credit risk was with their accounts at a commercial bank. The Company's balances on any day may exceed the insured amount by a material amount.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions, as a securities broker, are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a loss to the Company.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

NOTE H - RELATED PARTY TRANSACTIONS

Advances to shareholders and employees of $31,030 are included in other assets.

NOTE I - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $100,000 or one-fifteenth of "aggregate indebtedness" as defined. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2009 the Company had net capital of $326,245 and aggregate indebtedness of approximately $374,000, a ratio of 1.15 to 1.00.

NOTE K - FAIR VALUE MEASUREMENT

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2009:

Assets:	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 64,832	$	$	$64,832
Equity securities	295,153	26,000	2,736	323,889
Total	$359,985	$26,000	$2,736	$388,721

SUPPLEMENTAL INFORMATION

SECURITY RESEARCH ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

JUNE 30, 2009

COMPUTATION OF NET CAPITAL		
Stockholders' equity		$464 444
NON-ALLOWABLE ASSETS:		
Non marketable securities	$ 2 736	
Marketable securities	26 000	
Prepaid expenses and other expenses	54 706	
Total non-allowable assets		(83 442)
HAIRCUTS ON SECURITIES:		
Securities	44 273	
Concentrations	10 484	
Total haircuts		(54 757)
NET CAPITAL		$326 245
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness - liabilities from Statement of Financial Conditions		$374 334
Ratio of aggregate indebtedness to net capital		1.15 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 24 968
Minimum dollar net capital requirement		$100 000
Net capital requirement (greater of above two amounts)		$100 000
Excess net capital		$226 245

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT REGARDING RECONCILIATION OF

SCHEDULES WITH THOSE FILED BY BROKER-DEALER

YEAR ENDED JUNE 30, 2009

The difference between net capital on the respondent's June 30, 2009 focus report as compared to these net capital financial statements is as follows:

Net capital per focus report			$326 656
Add:	Income in fair market of warrants	$26 000	
	Allowable other assets	6 266	
			32 266
Deduct:	Non allowable assets - warrants	$26 000	
	Decrease in prepaid expenses	6 266	
	Deferred Income Tax	411	(32 677)
Net capital per this report			$326 245

SECURITY RESEARCH ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2009

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

All customary transactions are cleared through Wedbush Morgan Securities on a fully disclosed basis.

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 25, 2009

Board of Directors
Security Research Associates, Inc.
Larkspur, California

In planning and performing my audit of the financial statements of Security Research Associates, Inc. for the year ended June 30, 2009 on which I issued my report dated August 15, 2009, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountant


SRA
Since 1980

Security Research Associates

Member NASD/SIPC

80 East Sir Francis Drake Blvd., Suite 3F Larkspur, CA 94939 Phone 415-925-0346 Fax 415-925-0264 www.sracap.com

April 15, 2010


SEC MAIL PROCESSING
RECEIVED
APR 19 2010
WASH, D.C.
193
SECTION

Ms. Kathleen Hart
Examination Manager
FINRA
One Montgomery Street
Suite 2100
San Francisco, CA 94104

Re: Response to FINRA letter of April 7, 2010

Dear Ms. Hart:

This letter is in response to your letter dated April 7, 2010. It has come to our attention that the Audit report for Security Research Associates, Inc. (SRA) Fiscal Year ended June 30, 2009 had a couple of typos in it.

In one instance there is a typo on the Statement of Profit and Loss on the line "Investment Income", that does not result in any error on the bottom line, but regardless the statement does not foot properly. In addition, the Excess Net Cap calculation had a typo in that the minimum net capital was not subtracted (the net capital amount is correct).

We have brought the typos to the attention of our auditor Ken Kruger and he acknowledges the typos and has made the appropriate corrections and re-submitted to SRA a revised audit report.

Attached is a revised audit report complete with the corrected pages.

Please feel free to call me if you have any comments or questions.

Best regards,

Brian G. Swift
Chairman & CEO

Enclosure: Report on Examination of Financial Statements and Supplemental Information for the Year Ended June 30, 2009.

CC: Rosalind R. Tyson, Securities & Exchange Commission
44 Montgomery St. Ste 2600, San Francisco, CA 94104

CC: Securities and Exchange Commission
100 F Street, NE, Washington, DC 20549